UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Osmotica Pharmaceuticals plc
(Name of Issuer)

Ordinary shares, nominal value $0.01 per share
(Title of Class of Securities)

G6S41R101
(CUSIP Number)

David C. Camerini, Esq. c/o Fox Horan & Camerini LLP 885 Third Avenue, 17th Floor New York, NY 10022 (212) 480-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harsaul Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
23,667,540*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
23,667,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,667,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

_______________________________

* See Item 5

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Altchem Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
23,667,540*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
23,667,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,667,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

_______________________________

* See Item 5

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orbit Co-Invest A-1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,182,243*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,182,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,243*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

_______________________________

* See Item 5

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Osmotica Pharmaceuticals plc (the “Issuer”), with its principal executive offices located at 400 Crossing Boulevard, Bridgewater, NJ 08807.

Item 2.	Identity and Background

(a)	This statement is filed on behalf of the entities below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Harsaul Foundation, a foundation organized and existing under the laws of Panama
(ii)	Altchem Limited, a corporation organized and existing under the laws of Cyprus
(iii)	Orbit Co-Invest A-1 LLC, a limited liability company organized and existing under the laws of the State of Delaware

(b)	The Reporting Persons’ business addresses are:

(i)	Harsaul Foundation: Edificio AFRA, Avenida Samuel Lewis y Calle 54, Panama, Republic of Panama
(ii)	Altchem Limited: Karaiskaki 6, City House, Limassol, Cyprus 3032
(iii)	Orbit Co-Invest A-1 LLC: 895 Sawyer Road, Marietta, GA 30062

(c)	The principal business of the Reporting Persons is as follows:

(i)	Harsaul Foundation: family testamentary structure
(ii)	Altchem Limited: holding of investments
(iii)	Orbit Co-Invest A-1 LLC: acquiring, holding and disposing of securities and exercising all rights and powers granted in connection with the acquired securities

(d)-(e)	During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Exhibit A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On January 8, 2020, Altchem Limited agreed to purchase 1,250,000 of the Issuer’s Ordinary Shares in a public offering for $5.00 per share1, which purchase occurred on January 13, 2020. Such funds were provided from Altchem Limited’s working capital.

_______________________________

1 The acquisition of Ordinary Shares reported on this Schedule 13D (the “Acquired Shares”) was made pursuant to an underwritten public offering of Ordinary Shares by Osmotica Pharmaceuticals plc (the “Issuer”). In connection with such offering, the underwriters reimbursed the Issuer for any discounts and commissions payable by the Issuer with respect to the Acquired Shares (the “Discount”). The Issuer in turn paid a fee equal to the amount of the Discount to Altchem Limited totaling $406,250 (the “Fee”), or $0.325 per share. The $5.00 per share price does not reflect payment of the Fee to Altchem Limited.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	Orbit Co-Invest A-1 LLC beneficially owns 1,182,243 of the Issuer’s Ordinary Shares, representing 2.0%.

Altchem Limited beneficially owns 23,667,540 of the Issuer’s Ordinary Shares, representing 40.2%. These Ordinary Shares consist of 22,485,297 Ordinary Shares held by Altchem Limited and 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC. Altchem Limited serves as the manager of Orbit Co-Invest A-1 LLC. As a result, Altchem Limited may be deemed to share beneficial ownership of the Ordinary Shares held by Orbit Co-Invest A-1 LLC.

Harsaul Foundation beneficially owns 23,667,540 of the Issuer’s Ordinary Shares, representing 40.2%. These Ordinary Shares consist of 22,485,297 Ordinary Shares held by Altchem Limited and 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC. Voting and disposition decisions with respect to Ordinary Shares beneficially owned by Altchem Limited are made by the foundation council of Harsaul Foundation, a foundation organized in Panama, in its absolute discretion. As a result, Harsaul Foundation may be deemed to share beneficial ownership of the Ordinary Shares held by each of Altchem Limited and Orbit Co-Invest A-1 LLC.

(b)	Orbit Co-Invest A-1 LLC may be deemed to have shared voting and dispositive power together with Harsaul Foundation and Altchem Limited with respect to the 1,182,243 Ordinary Shares held by itself. Each of Harsaul Foundation and Altchem Limited may be deemed to have shared voting and dispositive power with respect to the 23,667,540 Ordinary Shares held in the aggregate by Altchem Limited and Orbit Co-Invest A-1 LLC.

(c)	Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit A, (i) beneficially owns any Ordinary Shares of the Issuer, nor (ii) have effected any transaction in Ordinary Shares of the Issuer during the past 60 days.

(d)	Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Altchem Limited and Orbit Co-Invest A-1 LLC are parties to a Shareholders’ Agreement, dated as of October 17, 2018 by and among the Issuer and the shareholders listed therein (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides, among other things, that:

•	for so long as Altchem Limited owns at least 20% of Issuer’s issued and outstanding Ordinary Shares, it will be entitled to designate two individuals for nomination to serve on Issuer’s board of directors;

•	when Altchem Limited own less than 20% but at least 10% of Issuer’s issued and outstanding ordinary shares, it will be entitled to designate one individual for nomination; and

•	Ordinary Shares held by Orbit Co-Invest A-1 LLC shall be attributed or aggregated together for purposes of determining the rights and obligations of Altchem Limited and any such Ordinary Shares held by Orbit Co-Invest A-1 LLC shall be included in the numerator or denominator for purposes of determining the rights or obligations of Altchem Limited.

Pursuant to the terms of the Shareholders’ Agreement and in proportion to the aforementioned board nomination rights, Altchem Limited also has the right to designate members of Issuer’s audit and compensation committees.

In addition, pursuant to the Shareholders’ Agreement, Altchem Limited has the right to demand that Issuer register any Ordinary Shares held by it, subject to certain terms and conditions, including a minimum expected aggregate gross proceeds of $25.0 million. Altchem Limited also has the right to require Issuer to file a registration statement on Form S-3. Altchem Limited also has piggyback registration rights, such that, if Issuer proposes to register any of Issuer’s shares, Issuer will generally be required to include shares that Altchem Limited requests to be included in such registration statement. Issuer will be responsible for all registration expenses, other than underwriting discounts which will be borne by Altchem Limited on a pro rata basis.

The Shareholders’ Agreement is incorporated by reference to Exhibit 4.1 to Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 28, 2019, Commission File No. 001-38709.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
A	List of Directors and Executive Officers of Reporting Persons
B	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020

Altchem Limited

By: /s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou, Director

Harsaul Foundation

By: /s/ CAMILO ANDRES MENDEZ CHONG

Name/Title: Camilo Andres Mendez Chong,

on behalf of Dirserv Inc., Foundation Council Member

Orbit Co-Invest A-I LLC

By: /s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou

on behalf of Altchem Limited, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

(i)        Foundation Council Members and Executive Officers of Harsaul Foundation

The name, business address, title, present principal occupation or employment and citizenship of the foundation council members and executive officers of Harsaul Foundation are set forth below. Harsaul Foundation has no directors or trustees.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Dirserv Inc. (Sole Member of Foundation Council, President/Secretary)	Provider of corporate administration services	British Virgin Islands	P.O. Box 915, R.G. Hodge Plaza, Second Floor, Upper Main Street, Road Town, Tortola, British Virgin Islands

(ii)       Directors and Executive Officers of Altchem Limited

The name, business address, title, present principal occupation or employment and citizenship of the directors and executive officers of Altchem Limited are set forth below.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Maria Thrasyvoulou (Director)	Corporate administrator	Cyprus	4 Pindou Street, Egkomi, 2409 Nicosia, Cyprus
Militsa Symeou (Director)	Corporate administrator	Cyprus	4 Pindou Street, Egkomi, 2409 Nicosia, Cyprus
Georgios Filippou (Director)	Corporate administrator	Cyprus	4 Pindou Street, Egkomi, 2409 Nicosia, Cyprus
Cypcosecretarial Limited (Secretary)	Provider of corporate administration services	Cyprus	4 Pindou Street, Egkomi, 2409 Nicosia, Cyprus

(iii)       Manager of Orbit Co-Invest A-1 LLC

The name, business address, title, present principal occupation or employment and citizenship of the manager of Orbit Co-Invest A-1 LLC is set forth below. Orbit Co-Invest A-1 LLC has no directors or executive officers.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Altchem Limited (Manager)	Holding investments	Cyprus	Karaiskaki 6, City House, 3032 Limassol, Cyprus

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated January 21, 2020 with respect to the Ordinary Shares of Osmotica Pharmaceuticals plc and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13(d)-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: January 21, 2020

Altchem Limited

By: /s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou, Director

Harsaul Foundation

By: /s/ CAMILO ANDRES MENDEZ CHONG

Name/Title: Camilo Andres Mendez Chong,

on behalf of Dirserv Inc., Foundation Council Member

Orbit Co-Invest A-I LLC

By: /s/ GEORGIOS FILIPPOU

Name/Title: Georgios Filippou

on behalf of Altchem Limited, Manager